EXHIBIT 99.1
Ad hoc Notice under Section 15 Securities Trading Act
Ad hoc Release
Kronberg/Oberhausen, May 30, 2006
Celanese AG — Squeeze-out — Majority shareholder announces it will propose increasing the cash compensation payment to 66.99 euro
Before the beginning of the Celanese AG ordinary annual general meeting on May 30, which will be continued if necessary on May 31, 2006, the majority shareholder announced to the company’s management board that it intends to make a motion that the annual general meeting approve the transfer of minority shareholder shares to the majority shareholder (a squeeze-out) in exchange for a cash compensation payment in accordance with § 327a of the German Stock Corporation Act (AktG) that amounts to 66.99 euros per share. This proposal is in response to the increase in the Celanese AG share price since the majority shareholder published the setting of the cash compensation at 62.22 euros per share on March 10, 2006. German courts require that the cash compensation reflect the company’s share price.
Celanese AG
Management Board